Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2009
•	Chartered revenues of $243.9 million in 1Q 2009, down 37.2 percent from 1Q 2008 and down 30.6 percent sequentially. Revenues including Chartered’s share of SMP of $253.5 million, down 38.8 percent from 1Q 2008 and down 29.4 percent sequentially.

•	Net loss attributable to Chartered of $98.8 million, compared to net income attributable to Chartered of $2.4 million in 1Q 2008 and net loss attributable to Chartered of $114.0 million in the previous quarter.
SINGAPORE — April 24, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for first quarter 2009.

“Chartered revenues in first quarter 2009 were down 31 percent, and revenues including our share of SMP were down 29 percent compared to the previous quarter, coming in at the high end of the guidance we had provided on March 9, 2009. Revenues from 65 nanometer (nm) and below technologies, including those from 45nm, accounted for approximately 24 percent of our total business base revenues. Revenues from 45nm alone represented approximately three percent of our total business base revenues. We ended the quarter with a net loss attributable to Chartered of $99 million, which was better than our previous guidance. Despite the low utilization of 38 percent, we were able to post an operating cash flow of approximately $59 million for the quarter,” said George Thomas, senior vice president & CFO of Chartered.
Summary of First Quarter 2009 Performance
•	Revenues were $243.9 million in first quarter 2009, including $36.8 million from Fab 3E. Revenues in first quarter 2009 were down 37.2 percent from $388.2 million in first quarter 2008. Revenues including Chartered’s share of SMP were $253.5 million, down 38.8 percent from $414.1 million in the year-ago quarter, primarily due to a significant decline in semiconductor demand across all sectors. Excluding Fab 3E, revenues in first quarter 2009 were down 46.6 percent, and revenues including Chartered’s share of SMP were down 47.7 percent compared to the year-ago quarter. Sequentially, revenues were down 30.6 percent compared to $351.7 million in fourth quarter 2008. Revenues including Chartered’s share of SMP were down 29.4 percent from $359.0 million in fourth quarter 2008, primarily due to a significant decline in semiconductor demand across all sectors.

•	Gross loss was $27.5 million, or negative 11.3 percent of revenues, compared to a gross profit of $64.6 million, or 16.6 percent of revenues in the year-ago quarter and gross profit of $13.8 million, or 3.9 percent of revenues in fourth quarter 2008, primarily due to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets. The fixed costs in first quarter 2009 included the impact of an upward revision of projected useful lives and a corresponding elimination of projected residual values for twelve-inch process equipment used for leading-edge technologies. This upward revision of projected useful lives and elimination of projected residual values, which was made in fourth quarter 2008, resulted in a favorable impact of $29.8 million for first quarter 2009 and $18.1 million for fourth quarter 2008.

•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $1.8 million, down 67.6 percent from $5.6 million in the year-ago quarter, due to the renewal of the lease with SMP.

The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects Chartered’s recovery of the majority of these costs over the initial 10 years of the joint venture.

•	Research and development (R&D) expenses were $48.0 million, an increase of 5.6 percent from $45.4 million in the year-ago quarter and an increase of 5.8 percent from $45.4 million in fourth quarter 2008, primarily due to lower reimbursement of expenses from grants and higher cost of development activities related to the advanced 32nm technology.

•	Sales and marketing expenses were $12.8 million, down 27.0 percent compared to $17.6 million in the year-ago quarter, primarily due to lower payroll-related expenses and lower financial support for pre-contract customer design validation activities. Compared to the previous quarter, sales and marketing expenses were down 11.7 percent from $14.5 million, primarily due to lower financial support for pre-contract customer design validation activities and lower payroll-related expenses.

•	General and administrative (G&A) expenses were $10.6 million, down 1.8 percent compared to the year-ago quarter. Compared to the previous quarter, G&A expenses were up 7.1 percent from $9.9 million primarily due to lower reimbursement of expenses related to grants and higher costs for external services.

•	Other operating expenses, net, were $3.0 million, compared to $2.5 million in the year-ago quarter and $5.0 million in fourth quarter 2008. Other operating expenses in first quarter 2009 included recognition of a one-time charge of $5.9 million from the workforce re-sizing exercise.

•	Equity in loss of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $1.7 million compared to equity in income of $9.9 million in the year-ago quarter, primarily due to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated. Compared to the previous quarter, equity in loss of SMP was down 15.0 percent from a loss of $2.0 million, primarily due to higher revenues resulting from higher selling prices and higher shipments in first quarter 2009.

•	Other income (loss), net, was an income of $0.2 million, compared to an income of $10.5 million in the year-ago quarter and a loss of $5.9 million in fourth quarter 2008. The income in first quarter 2008 was primarily due to the recognition of income arising from a technology licensing arrangement. The loss in fourth quarter 2008 was primarily due to impairment charges resulting from a decline in value of an investment in a private enhanced cash fund and to a lesser extent a decline in value of investments in equity securities.

•	Net interest expense was $13.9 million, compared to $10.6 million in the year-ago quarter, primarily due to lower interest income arising from lower interest rates and to a lesser extent lower principal balances.

•	The net loss of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), for the first quarter 2009 was $31.5 million. As a result of the adoption of FAS160 with effect from January 1, 2009, a 49 percent share of CSP’s loss amounting to $15.5 million was allocated to noncontrolling interest in CSP. No profit or loss was allocated to the noncontrolling interest in CSP in first quarter 2008 and fourth quarter 2008.

•	Net loss was $114.2 million, or negative 46.9 percent of revenues, compared to a net income of $2.4 million, or 0.6 percent of revenues in the year-ago quarter, and a net loss of $114.0 million or negative 32.4 percent of revenues in the previous quarter. Net loss attributable to Chartered was $98.8 million in first quarter 2009. The net income in first quarter 2008 did not include Fab 3E, which was acquired on March 31, 2008.

•	Basic loss per American Depositary Share (ADS) and basic loss per share in first quarter 2009 were ($0.26) and ($0.03) respectively, compared with basic loss per ADS and basic loss per share of ($0.00) and ($0.00) respectively in first quarter 2008. Diluted loss per ADS and diluted loss per share in first quarter 2009 were ($0.26) and ($0.03) respectively, compared with diluted loss per ADS and diluted loss per share of ($0.00) and ($0.00) respectively in first quarter 2008. The basic and diluted loss per ADS and loss per share figures have been adjusted for the recent 27-for-10 rights offering.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in first quarter 2009 were 231.2 thousand wafers, a decrease of 45.6 percent compared to 424.8 thousand wafers in first quarter 2008. Shipments in first quarter 2009 decreased by 37.3 percent compared to 368.8 thousand wafers shipped in fourth quarter 2008. Shipments including Chartered’s share of SMP were 241.9 thousand wafers, a decrease of 47.1 percent compared to 457.2 thousand wafers in first quarter 2008. Shipments including Chartered’s share of SMP in first quarter 2009 decreased by 36.0 percent compared to 377.7 thousand wafers shipped in fourth quarter 2008.

•	ASP was $928 per wafer in first quarter 2009, compared to $909 per wafer in fourth quarter 2008, primarily due to a favorable product mix. ASP including Chartered’s share of SMP was $927 per wafer in first quarter 2009 compared to $907 per wafer in fourth quarter 2008.

Capacity and Utilization
Capacity utilization in first quarter 2009 was 38 percent compared to 86 percent in the year-ago quarter, and 59 percent in fourth quarter 2008. Total capacity in first quarter 2009 was down approximately two percent sequentially. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Total wafers shipped	457.2	548.5	544.5	377.7	241.9
Total capacity	534.4	624.8	638.9	645.2	633.1
Utilization	86%	88%	85%	59%	38%
Capacity by Fab

						Est. 2Q
(Thousand 8” equivalent wafers)	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2009
Fab 2	153.8	153.8	155.5	155.5	152.2	153.8
Fab 3	74.8	80.4	83.1	83.1	81.3	82.2
Fab 3E (a)	—	74.3	75.1	75.1	73.5	74.3
Fab 5 (Chartered’s share)	35.5	35.5	35.9	35.9	33.7	34.0
Fab 6	120.2	126.2	127.4	130.2	130.5	131.9
Fab 7	150.1	154.6	161.9	165.4	161.9	163.7

Total	534.4	624.8	638.9	645.2	633.1	639.9

(a)	Eight-inch wafer fabrication facility acquired in March 2008.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Communications	48%	48%	52%	48%	49%
Computer	18%	17%	13%	12%	8%
Consumer	31%	30%	31%	33%	37%
Other	3%	5%	4%	7%	6%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Americas	66%	58%	60%	63%	53%
Europe	9%	9%	10%	10%	8%
Asia-Pacific	25%	24%	21%	15%	24%
Japan	—	9%	9%	12%	15%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
0.045 and below	—	—	—	—	3%
Up to 0.065	10%	13%	19%	23%	21%
Up to 0.09	7%	4%	3%	1%	1%
Up to 0.13	34%	32%	34%	34%	38%
Up to 0.15	—	—	—	1%	1%
Up to 0.18	15%	21%	18%	17%	20%
Up to 0.25	14%	14%	10%	9%	5%
Up to 0.35	12%	10%	9%	8%	5%
Above 0.35	8%	6%	7%	7%	6%

Total	100%	100%	100%	100%	100%

Recent Highlights
•	On March 9, 2009, Chartered announced a 27-for-10 rights offering to existing shareholders. The rights offering was oversubscribed, with subscriptions and excess applications totaling approximately 144 percent of the total number of rights shares offered. The offering was completed on April 15, 2009 and net proceeds from the offering were approximately $300 million.
Review and Outlook
“As we go into the second quarter, we are seeing a significant increase in orders from our customers with the bulk of the increase coming from our leading-edge 65nm technology node followed by 0.11 and 0.18-micron nodes. We believe this is mainly driven by introduction of new products by our customers and to lesser extent, inventory re-stocking. Based on our current outlook, we expect total business base shipments to increase approximately 52 percent and result in an approximately 20 percentage point improvement in utilization compared to the previous quarter. This translates to sequential revenue growth of approximately 36 percent including our share of SMP. In line with the strength we are seeing at the leading-edge technologies, we expect revenues from 65nm and below technologies to increase approximately 72 percent sequentially and represent approximately 30 percent of our total business base revenues in the second quarter,” said Thomas.
The outlook for second quarter 2009 is as follows:

	1Q 2009	2Q 2009 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$243.9M	$327M, ± $6M	Up 32% to Up 37%
Revenues including Chartered’s share of SMP	$253.5M	$346M, ± $7M	Up 34% to Up 39%
ASP (b)	$928	$918, ± $20	Down 3% to Up 1%
ASP including Chartered’s share of SMP (b)	$927	$907, ± $25	Down 5% to Up 1%
Utilization	38%	58%, ± 3%	—
Gross profit (loss)	($27.5M)	$17M, ± $6M	—
Net income (loss) attributable to Chartered	($98.8M)	($59M), ± $5M	—
Basic earnings (loss) per ADS (c)	($0.26)	($0.07), ± $0.02	—

(b)	Eight-inch equivalent wafers.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in second quarter 2009. 1Q 2009 share count used to calculate earnings or loss per ADS includes a retroactive adjustment due to the rights offering, as required under US GAAP reporting.
CEO Closing Comments
“The improvement in customer orders and the resulting sequential growth expectation into the second quarter are definitely encouraging signs. Due to macroeconomic conditions that continue to be challenging, it is difficult, however, to predict the growth trend beyond the second quarter. While we are adjusting our short-term business plans to meet additional demand for customers, we are continuing to focus on lowering our breakeven point and watching our cash and liquidity position,” said Chia Song Hwee, president & CEO of Chartered.

“As we look forward, we believe our current technology position as well as our roadmap, including the high-k metal-gate based 28nm offering that has already built up significant customer excitement, will support us in delivering significant value to customers as they launch new products that require high performance and energy-efficient characteristics. As we continue to make further operational improvements and widen our customer base, our top priority continues to be bringing Chartered back to sustainable profitability,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its first quarter 2009 results and second quarter 2009 outlook on a conference call today, April 24, 2009, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, April 23, 2009). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For second quarter 2009, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, June 12, 2009, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	1Q 2008	4Q 2008	1Q 2009	2Q 2009 Guidance
	Actual	Actual	Actual	Midpoint
Revenues (d)	$388.2M	$351.7M	$243.9M	$327M
Chartered’s share of SMP revenues	$25.9M	$7.3M	$9.6M	$19M
Revenues including Chartered’s share of SMP	$414.1M	$359.0M	$253.5M	$346M

ASP (e)	$892	$909	$928	$918
ASP of Chartered’s share of SMP revenues (e)	$799	$822	$900	$756
ASP including Chartered’s share of SMP (e)	$885	$907	$927	$907

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Communications	48%	50%	52%	48%	48%
Computer	16%	14%	13%	12%	8%
Consumer	33%	31%	31%	33%	37%
Other	3%	5%	4%	7%	7%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Communications	39%	28%	50%	51%	65%
Computer	46%	59%	28%	16%	16%
Consumer	12%	12%	20%	28%	16%
Other	3%	1%	2%	5%	3%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Communications	48%	48%	52%	48%	49%
Computer	18%	17%	13%	12%	8%
Consumer	31%	30%	31%	33%	37%
Other	3%	5%	4%	7%	6%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Americas	68%	61%	62%	64%	54%
Europe	9%	8%	10%	10%	8%
Asia-Pacific	23%	22%	19%	14%	23%
Japan	—	9%	9%	12%	15%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Americas	27%	17%	20%	40%	36%
Europe	13%	13%	12%	11%	7%
Asia-Pacific	56%	66%	64%	42%	54%
Japan	4%	4%	4%	7%	3%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
Americas	66%	58%	60%	63%	53%
Europe	9%	9%	10%	10%	8%
Asia-Pacific	25%	24%	21%	15%	24%
Japan	—	9%	9%	12%	15%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
0.045 and below	—	—	—	—	3%
Up to 0.065	11%	14%	19%	23%	22%
Up to 0.09	7%	4%	3%	1%	1%
Up to 0.13	37%	34%	36%	35%	39%
Up to 0.15	—	—	—	1%	1%
Up to 0.18	10%	17%	14%	15%	17%
Up to 0.25	15%	14%	11%	9%	5%
Up to 0.35	12%	10%	10%	8%	6%
Above 0.35	8%	7%	7%	8%	6%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
0.045 and below	—	—	—	—	—
Up to 0.065	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	—	—	—	—	—
Up to 0.18	89%	99%	95%	100%	100%
Up to 0.25	6%	1%	3%	—	—
Up to 0.35	5%	—	2%	—	—
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009
0.045 and below	—	—	—	—	3%
Up to 0.065	10%	13%	19%	23%	21%
Up to 0.09	7%	4%	3%	1%	1%
Up to 0.13	34%	32%	34%	34%	38%
Up to 0.15	—	—	—	1%	1%
Up to 0.18	15%	21%	18%	17%	20%
Up to 0.25	14%	14%	10%	9%	5%
Up to 0.35	12%	10%	9%	8%	5%
Above 0.35	8%	6%	7%	7%	6%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2009; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net loss and loss per ADS; the significant increase in orders from our customers; our expectation that total business base shipments will increase approximately 52% resulting in 20% improvement in utilization, the revenues from 65nm and below technologies increasing 72% and representing 30% of our total business base revenues in second quarter; our belief that our current technology position and roadmap will deliver significant value to customers and our priority to bring Chartered back to sustainable profitability, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, financial market turmoil and the deteriorating global economic conditions; changes in the demands from our major customers; excess inventory, life cycle, market outlook and trends for specific products; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended March 31,

	2008	2009

Net revenue	$388,230	$243,935
Cost of revenue	323,628	271,407

Gross profit (loss)	64,602	(27,472)

Other revenue	5,610	1,816

Operating expenses:
Research and development	45,445	48,008
Sales and marketing	17,592	12,843
General and administrative	10,794	10,598
Other operating expenses, net	2,484	2,952

Total operating expenses	76,315	74,401

Equity in income (loss) of associated companies, net	9,793	(1,630)
Other income, net	10,510	199
Interest expense, net	(10,577)	(13,902)

Income (loss) before income tax	3,623	(115,390)
Income tax expense (benefit)	1,232	(1,165)

Net income (loss)	2,391	(114,225)

Less: Net loss attributable to the noncontrolling interest in CSP	—	15,452

Net income (loss) attributable to Chartered	2,391	(98,773)
Less: Accretion to redemption value of convertible redeemable preference shares	2,475	2,572

Net loss available to ordinary shareholders	$(84)	$(101,345)

Net loss per ordinary share and ADS

Basic net loss per ordinary share*	$(0.00)	$(0.03)
Diluted net loss per ordinary share*	$(0.00)	$(0.03)

Basic net loss per ADS*	$(0.00)	$(0.26)
Diluted net loss per ADS*	$(0.00)	$(0.26)

Number of ordinary shares (in millions) used in computing*:
Basic net loss per ordinary share	3,829.9	3,835.3
Effect of dilutive securities	—	—

Diluted net loss per ordinary share	3,829.9	3,835.3

Number of ADS (in millions) used in computing*:
Basic net loss per ADS	383.0	383.5
Effect of dilutive securities	—	—

Diluted net loss per ADS	383.0	383.5

*	As adjusted for the 27-for-10 rights offering announced on March 9, 2009 and completed on April 15, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	March 31,
	2008	2009

ASSETS

Cash and cash equivalents	$524,501	$453,921
Restricted cash	69,560	65,127
Marketable securities	950	1,142
Receivables, net	224,428	167,066
Inventories	189,498	165,492
Other investments	19,634	6,622
Other current assets	19,840	32,990

Total current assets	1,048,411	892,360

Investment in associated companies	28,924	27,114
Technology licenses and other intangible assets, net	48,178	44,085
Property, plant and equipment, net	2,845,668	2,786,851
Other non-current assets	53,992	57,448

Total assets	$4,025,173	$3,807,858

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND TOTAL EQUITY

Payables	$311,264	$202,972
Current installments of long-term debt and capital lease obligations	163,232	164,413
Other current liabilities	102,355	93,860

Total current liabilities	576,851	461,245

Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,685,213
Other non-current liabilities	61,801	64,200

Total liabilities	2,315,880	2,210,658

Convertible redeemable preference shares	265,879	268,451

Total shareholders’ equity of Chartered	1,443,414	1,344,178
Noncontrolling interest in CSP	—	(15,429)

Total equity	1,443,414	1,328,749

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$3,807,858

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Three Months Ended

	March 31,	March 31,
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$2,391	$(114,225)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of associated companies, net	(9,793)	1,630
Cash dividends received from associated companies	8,972	—
Depreciation and amortization	133,247	125,390
Foreign exchange (gain) loss, net	(165)	1,233
(Gain) loss on disposal of property, plant and equipment, net	46	(202)
Others, net	4,385	2,999
Changes in assets and liabilities, net of effects from purchase of a subsidiary in 2008:
Receivables	11,138	58,796
Inventories	823	24,006
Other assets	(1,312)	1,000
Payables and other liabilities	(7,734)	(41,922)

Net cash provided by operating activities	141,998	58,705

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(95,498)	(146,718)
Payments for technology licenses	(3,986)	(1,364)
Purchase of a subsidiary, net of cash acquired of $6,523	(234,602)	—
Refund of deposits placed with a vendor	400	257
Proceeds from sale of property, plant and equipment	2,715	3,539
Proceeds from redemption of other investments	30,048	5,627
Others, net	17	6

Net cash used in investing activities	(300,906)	(138,653)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	230,151	89,890
Repayments	(307,013)	(78,683)
Capital lease payments	(1,117)	(1,349)
Refund of customer deposits	(5,609)	—
Issuance of ordinary shares	584	189
(Increase) decrease in cash restricted for debt repayment	(418)	4,433
Others, net	—	(321)

Net cash provided by (used in) financing activities	(83,422)	14,159

Effect of exchange rate changes on cash and cash equivalents	4,249	(4,791)
Net decrease in cash and cash equivalents	(238,081)	(70,580)
Cash and cash equivalents at the beginning of the period	743,173	524,501

Cash and cash equivalents at the end of the period	$505,092	$453,921